February 23, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20549

Attention:	Pamela A. Long
Assistant Director

Re:	United Rentals, Inc.
Registration Statement on Form S-4
Filed January 17, 2012
File No. 333-179039

Dear Ms. Long:

This letter responds to the letter, dated February 13, 2012, to Jonathan M. Gottsegen, Esq., Senior Vice President, General Counsel and Corporate Secretary of United Rentals, Inc. (“URI”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced registration statement (the “Registration Statement”) on Form S-4 filed with the Commission on January 17, 2012 (the “Form S-4”). URI is delivering with this letter a copy of an amendment to the Form S-4, filed on the date hereof (the “Amended Form S-4”), which shows the changes URI has made in response to the Staff’s comments as well as other revisions. The Amended Form S-4 incorporates by reference the annual report on Form 10-K for the year ended December 31, 2011 for each of URI and RSC Holdings Inc. (“RSC”) and includes updated pro forma financial information and other information for this period. URI appreciates the Staff’s careful review of the Form S-4 and looks forward to working with the Staff to resolve the Staff’s comments. For your convenience, URI has reproduced each of the Staff’s comments below and provided its responses below each comment. Terms used in URI’s responses that are defined in the Amended Form S-4 have the meanings assigned to such terms in the Amended Form S-4.

Form S-4

General

1.	Please supplementally provide us with copies of all materials prepared by Barclays Capital, Goldman Sachs, Morgan Stanley, and Centerview, and shared with the URI board and the RSC board and their representatives, including copies of all board books and all transcripts and summaries, that were material to the boards’ decisions to approve the merger agreement.

February 23, 2012

Response:

As requested, Davis, Polk & Wardwell, LLP, as counsel to Morgan Stanley, one of the financial advisors to the URI board, and Kirkland & Ellis LLP, as counsel to Centerview, one of the financial advisors to the URI board, have caused to be submitted supplementally to the Staff under separate cover copies of all written materials presented by Morgan Stanley and Centerview to the URI board on November 19, 2010; December 5, 2010; January 7, 2011; February 1, 2011; April 6, 2011; May 4, 2011; June 3, 2011; July 23, 2011; August 15, 2011; October 24, 2011; December 10, 2011 and December 15, 2011.

In addition, Cleary Gottlieb Steen & Hamilton LLP, as counsel to Barclays Capital and Goldman Sachs (the financial advisors to the RSC board), have caused to be submitted supplementally to the Staff under separate cover copies of all written materials presented by Barclays Capital and Goldman Sachs to the RSC board on January 11, 2009; May 18, 2010; October 19, 2010; October 30, 2010; November 1, 2010; December 17, 2010; January 13, 2011; June 24, 2011; August 1, 2011; September 1, 2011; December 4, 2011; and December 15, 2011.

Each of these submissions has been made together with a request that the submitted materials be kept confidential by the Commission in accordance with Rule 83 of the Rules of Practice of the Commission and pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2.	Please supplementally provide us with all financial projections and forecasts used by the financial advisors in preparing the analysis relating to their fairness opinions. In your response letter, please advise us if the disclosure on pages 110-113 includes all of the forecasts and projections utilized in the evaluation of this transaction. If not, explain why disclosure relating to the remaining information is not necessary or appropriate. Please also disclose the bases for and the nature of the material assumptions underlying the projections. In particular, we note your discussion of various assumptions relating to the forecasts starting on page seven of your communication filed pursuant to Rule 425 on January 27, 2012.

Response:

As requested, URI has caused to be submitted supplementally to the Staff under separate cover copies of all financial projections and forecasts used by each of RSC’s and URI’s financial advisors for purposes of preparing their respective fairness opinions. Each of these submissions has been made together with a request that the submitted materials be kept confidential by the Commission in accordance with Rule 83 of the Rules of Practice of the Commission and pursuant to Rule 418 under the Securities Act and Rule 12b-4 under the Exchange Act.

February 23, 2012

URI respectfully advises the Staff that the projections disclosed on pages 116-121 of the Form S-4 do not include all financial projections and forecasts used by each of RSC’s and URI’s respective financial advisors for purposes of preparing their respective fairness opinions but include all financial projections and forecasts that each of URI and RSC, after consultation with their respective financial advisors, considered to be material to the analyses underlying those fairness opinions. In addition, URI did not consider the projected financial information for the years after 2015 as material because of the inherent risks and uncertainties associated with such long-range forecasts. As a result, URI did not include projected financial information for such years in the Form S-4. URI does not believe that additional disclosure regarding the projections is required to be included in the Amended Form S-4.

In the Amended Form S-4, URI revised pages 118-119 of the joint proxy statement/prospectus as requested by the Staff to include the material assumptions underlying the projections prepared by management of URI and RSC.

3.	Please note that all exhibits and appendices are subject to our review. Please file or submit all of your exhibits with your next amendment or as soon as possible. Please note that we may have comments on these exhibits once they are filed, as well as the related disclosure in the filing. Please understand that we will need adequate time to review these materials before accelerating effectiveness.

Response:

URI has filed with the Amended Form S-4 all exhibits that were not included with the Form S-4. URI respectfully advises the Staff that all appendices were included as attachments to the Form S-4.

4.	Please revise your filing to include updated financial information, including updated pro forma information.

Response:

The Amended Form S-4 incorporates by reference the annual report on Form 10-K for the year ended December 31, 2011 for each of URI and RSC and includes updated pro forma financial information and other information for this period.

5.	We note that you will have a significant amount of debt after giving effect to the merger. Please revise to include a more specific and comprehensive discussion regarding how this debt will impact your operations. In this regard, please ensure you discuss your ability to make interest and principal payments on the debt, if and how cash generated from operations will be sufficient to meet your obligations, how the increased debt levels will impact your planned capital expenditures, the impact of financial covenants, whether you will have additional borrowing availability and if and how the increased debt levels may impact your credit ratings.

February 23, 2012

Response:

In the Amended Form S-4, URI revised pages 10, 27-29 and 132-133 of the joint proxy statement/prospectus as requested by the Staff.

Proxy Statement/Prospectus Cover Page

6.	The letters to the URI and RSC stockholders serve as the cover page for the prospectus and should comply with the requirements, to the extent applicable, of Item 501 of Regulation S-K. See Item 1 of Form S-4. Please limit each letter to a single page as required by paragraph (b) of Item 501 of Regulation S-K.

Response:

In the Amended Form S-4, URI and RSC revised the letters to the URI and RSC stockholders constituting the cover pages for the joint proxy statement/prospectus, as requested by the Staff.

7.	In the letter to RSC stockholders, please delete the language stating that the merger “is intended” to qualify as a reorganization within the meaning of Section 368(a) of the code, and instead provide a firm conclusion regarding the material federal tax consequences to investors.

Response:

In the Amended Form S-4, URI and RSC revised the letter to RSC stockholders to remove the discussion of the material federal tax consequences in responding to Staff’s comment 6 to limit the letter to a single page.

Questions and Answers, page 1

8.	You currently repeat information in your Q&A and Summary sections. The Q&A should not repeat any information that appears in the Summary, and the Summary should not repeat information in the Q&A. For purposes of eliminating redundancies, please view your Q&A and Summary as one section. When revising these sections, please disclose procedural information about the proposals in Q&A (i.e., voting procedures and appraisal rights) and substantive information about the terms of the merger, including taxation, in the Summary.

Response:

In the Amended Form S-4, URI revised the Q&A and Summary sections on pages xi-20 of the joint proxy statement/prospectus as requested by the Staff.

February 23, 2012

Q: Why am I receiving this document?, page xii

9.	Please indicate in the answer the maximum number of shares the issuance of which is subject to the URI stockholders’ vote and approval. Please also include this disclosure elsewhere that the proposal relating to the issuance of shares is discussed in the proxy statement/prospectus.

Response:

In the Amended Form S-4, URI revised page xiii of the joint proxy statement/prospectus as requested by the Staff to include the maximum number of shares of URI common stock to be issued by URI in connection with the merger. Similar disclosure has been added elsewhere in the joint proxy statement/prospectus as requested by the Staff.

Summary, page 1

General

10.	We note your statement that the forward-looking statements speak only as of the date of the joint proxy statement/prospectus, and that you make no commitment to revise or update any forward-looking statement. This statement does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update to the extent required by law.

Response:

In the Amended Form S-4, URI revised the disclosure on pages 1 and 237 of the joint proxy statement/prospectus as requested by the Staff.

11.	Please add a section providing a concise description of the economics of the merger, including the total value of the merger consideration (including both a breakdown in the value of the cash component and stock component), the amount of RSC debt that will be repaid or redeemed, the amount of RSC debt that will be assumed, the total outstanding indebtedness of the combined company following the merger, and the total amount of financing needed to complete the merger.

Response:

In the Amended Form S-4, URI added a new section starting on pages 3 and 131 of the joint proxy statement/prospectus describing the economics of the merger as requested by the Staff.

12.	Please add a section discussing the board of directors and management following the merger, including a discussion of how the three independent RSC directors that will serve on the URI board will be selected. Please also refer to Rule 438 and provide the appropriate consents of the directors you have selected, or tell us when and how you propose to update your filing to include this information.

February 23, 2012

Response:

In the Amended Form S-4, URI revised the disclosure on pages 7 and 124 of the joint proxy statement/prospectus as requested by the Staff to include a discussion of directors and key executive officers of URI following completion of the merger, including the three individuals designated by RSC that will be appointed to the URI board as of the effective time. In addition, the consents of the new directors have been filed as Exhibits 99.7 – 99.9 to the Amended Form S-4.

Information about the Companies, page 1

13.	We note the disclosure that RSC believes its fleet is one of the best maintained among its key competitors, with 99% of the fleet current with its manufacturer’s recommended preventative maintenance. We note a similar statement on page one of RSC’s Form 10-K for the Year Ended December 31, 2011. Please advise why RSC believes it has one of the best maintained fleets, including whether it is unusual for equipment rental companies to have 99% of the fleet current with preventative maintenance.

Response:

RSC has advised URI that RSC believes that its fleet is one of the best maintained among its key competitors primarily based on its belief that such competitors do not maintain a preventive maintenance program that is as rigorous and disciplined as that maintained by RSC. Such belief is supported by the fact that RSC’s competitors have not typically publicly reported the percentages of their respective fleets that are current with manufacturers’ recommended preventive maintenance measures as RSC has been willing to do. In addition, RSC typically receives higher premiums than its competitors on sales of used rental equipment, which, in the belief of RSC, is primarily due to the rigor of RSC’s preventive maintenance measures as compared to its competitors. For these reasons, RSC believes that it is unusual for equipment rental companies to have 98% (the percentage as of December 31, 2011, as reported in the Amended Form S-4) of the fleet current with manufacturers’ recommended preventive maintenance measures.

RSC Special Meeting, page 3

Vote Required, page 4

14.	Please include a separate discussion prominently disclosing the interests of the Oak Hill Stockholders, including that such stockholders have entered into a voting agreement to vote all of their shares of RSC common stock in favor of the merger agreement. Please also disclose the total number of issued and outstanding shares of RSC stock held by such stockholders and disclose the actual amount that will be required to be voted by non-affiliate RSC stockholders, after taking into account the votes of RSC executive officers, directors and the Oak Hill Stockholders, in order to approve the merger agreement and related transactions.

February 23, 2012

Response:

In the Amended Form S-4, URI revised the disclosure on page 8 of the joint proxy statement/prospectus as requested by the Staff.

Interests of Directors and Executive Officers of RSC and URI in the Merger, page 8

15.	Please provide an overview of the various interests that the RSC and URI directors and executive officers have in the merger, including the cash success bonuses that the RSC executive officers received, and may continue to receive, as disclosed on pages 87-88. Please also quantify in the aggregate the benefits that the RSC and URI directors and executive officers will receive as a result of such interests. Please add similar disclosure in the related risk factor on page 24.

Response:

URI respectfully directs the Staff to the disclosure on page 121 of the Form S-4 relating to the interests of the executive officers and directors of URI in the proposed transaction with RSC. URI does not believe additional disclosure regarding the interests of the executive officers and directors of URI is required to be included in the Amended Form S-4.

In the Amended Form S-4, URI revised the disclosure on pages 7-8, 25 and 92-97 of the joint proxy statement/prospectus relating to the executive officers and directors of RSC as requested by the Staff.

Financing, page 9

16.	Please disclose that if URI does not secure financing, it will be required to pay a $107.5 million financing failure fee.

Response:

In the Amended Form S-4, URI revised page 10 of the joint proxy statement/prospectus as requested by the Staff.

17.	Please clearly state that you will need to secure an aggregate of approximately $2.3 billion in financing in order to complete the merger and the related $200 million stock buyback, as you note in your communication filed pursuant to Rule 425 on December 16, 2011.

Response:

In the Amended Form S-4, URI revised page 4 of the joint proxy statement/prospectus as requested by the Staff.

February 23, 2012

18.	Please move the discussion of the significant indebtedness of the combined company following the merger under its own heading in the Summary. Please provide a concise summary of the risks that such a level of indebtedness may present to the company.

Response:

In the Amended Form S-4, URI revised pages 10-11, 27-29 and 132-133 of the joint proxy statement/prospectus as requested by the Staff.

Termination Fees; Expenses, page 15

19.	We note that at the top of page 16, it states that URI is required to pay RSC a termination fee if URI terminates the merger agreement based on another person making or announcing its intention to make an acquisition proposal, and, among other conditions, RSC enters into an agreement, approves, recommends or does not oppose such acquisition proposal. It appears that this should actually refer to URI entering into or recommending such a proposal. Please revise accordingly and make the corresponding revision on page 150.

Response:

In the Amended Form S-4, URI revised the disclosure on pages 17 and 167 of the joint proxy statement/prospectus as requested by the Staff.

Reimbursable Expenses Relating to Termination, page 17

20.	Please quantify the transaction and merger-related costs for both URI and RSC, to the extent possible. Please also include this disclosure in the relevant risk factor on page 27 and under “Fees and Expenses” on page 119.

Response:

In the Amended Form S-4, URI revised pages 19 and 134-135 of the joint proxy statement/prospectus as requested by the Staff to include an estimate of the costs expected to be incurred by each of URI and RSC in connection with the merger.

Material United States Federal Income Tax Consequences of the Merger, page 18

21.	Please delete the language stating that the merger “is intended” to qualify as a reorganization within the meaning of Section 368(a) of the code, and instead provide a firm conclusion regarding the material federal tax consequences to investors. Please also delete the word “generally” from the disclosure, and state that this is counsel’s opinion and identify counsel.

February 23, 2012

Response:

In the Amended Form S-4, URI revised pages 19-20 of the joint proxy statement/prospectus as requested by the Staff.

Litigation Relating to the Merger, page 19

22.	Please supplementally provide us with copies of the complaint for the lawsuit listed in this section.

Response:

As requested, URI has caused to be submitted supplementally to the Staff under separate cover copies of the complaints filed for the litigation described on page 20 of the Amended Form S-4.

Risk Factors, page 20

General

23.	In light of the substantial indebtedness of URI following the merger, please add a risk factor discussing the potential risk of a downgrade in the credit rating of URI.

Response:

In the Amended Form S-4, URI revised pages 28-29 of the joint proxy statement/prospectus as requested by the Staff.

24.	Please update your disclosure regarding the status of your antitrust approval or clearance in both the United States and Canada. Please also add risk factor disclosure relating to clearance of the merger by the Canadian Competition Bureau. We note in particular the related risk factor in URI’s Annual Report on Form 10-K for the Year Ended December 31, 2011.

Response:

On January 20, 2012, the waiting period under the HSR Act expired, and on February 14, 2012, URI received a “no-action letter” from the Canadian Competition Bureau stating that it does not intend to oppose completion of the merger. In the Amended Form S-4, URI revised pages 9, 12, 21, 133-134 and 158-159 of the joint proxy statement/prospectus to reflect that the regulatory approval process has been completed and to delete the risk factor regarding potential risk that the necessary regulatory approvals will not be obtained.

25.	We note that in connection with the merger, URI will repay RSC’s Senior ABL Revolving Facility and redeem its 10% senior secured notes due 2017, but that it will assume all of

February 23, 2012

RSC’s unsecured debt, including the 9.50% senior notes due 2014, the 10.25% senior notes due 2019 and the 8.25% senior notes due 2021. To the extent material, please add risk factor disclosure discussing whether the merger will trigger any change-in-control provisions in RSC’s unsecured debt, and any impact that this would have on the financial condition of the combined company.

Response:

URI respectfully advises the Staff that it is URI’s and RSC’s view that consummation of the merger will not trigger the change-in-control provisions in the indentures governing RSC’s 9.50% senior notes due 2014, 10.25% senior notes due 2019 and 8.25% senior notes due 2021. As a result, URI does not believe that disclosure of the impact of any change-in-control provisions in RSC’s unsecured debt is necessary in the Amended Form S-4.

Completion of the Merger is Subject to Many Conditions . . ., page 20

26.	We note your brief statement in this risk factor that completion of the merger is conditioned upon the receipt of an opinion regarding the solvency of the surviving corporation. We note further that, as disclosed on page 145, solvency means that, in addition to other requirements, you will not have an unreasonably small amount of capital with which to conduct your business and you will not have incurred debts beyond your ability to pay such debts as they mature. Please include a separate risk factor discussing the risk that you will not be able to obtain such a solvency opinion. Please include a discussion of the amount of capital and the amount of debt held by the company following the merger, as well as the debt service obligations of the company, and how this impacts the likelihood of obtaining the solvency opinion.

Response:

URI respectfully advises the Staff that it does not believe that the combined company’s capital and indebtedness levels will impact URI’s ability to obtain the solvency opinion required to complete the merger. The merger agreement requires that an opinion be obtained to the effect that the surviving corporation will be solvent as at the time of the merger and immediately after the consummation of the merger and the certain other related transactions.

As disclosed in the Amended Form S-4, upon completion of the merger, URI expects to have a significant amount of indebtedness. Taking into account the existing indebtedness of URI, the assumption of certain existing indebtedness of RSC and the indebtedness

February 23, 2012

expected to be incurred to finance the merger and related transactions, the pro forma indebtedness of URI as of December 31, 2011, after giving effect to the merger, would have been approximately $6.8 billion. However, the total amount of indebtedness of the combined company is expected to be substantially less than the total assets of the combined company. As reflected in the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2011 on page 42 of the Amended Form S-4, the pro forma total assets of the combined company as of December 31, 2011 would have been more than $10.4 billion. Upon completion of the merger and the related transactions, URI expects to have sufficient capital and liquidity with which to conduct its business and pays its debts as they become due. As disclosed under Overview of Pro Forma Combined Liquidity and Capital Resources in the Amended Form S-4, URI expects to have access to sufficient capital and liquidity. In addition, URI has disclosed that commitments under the URI ABL Facility will be increased by $100 million on March 5, 2012, increasing its access to liquidity. Upon the completion of the merger or soon thereafter, URI also expects to increase the commitments under the URI ABL Facility by an additional aggregate principal amount of between $100 million and $150 million. URI also expects to increase the commitments under its accounts receivable securitization facility by an aggregate principal amount of $100 million upon the completion of the merger or soon thereafter.

URI therefore respectfully submits that, taking into account URI’s expected indebtedness, capital and liquidity following the merger, URI does not believe that there is a material risk that the solvency opinion required to complete the merger will not be obtained and, as a result, no further disclosure is required in the Amended Form S-4.

URI Will Assume Certain Indebtedness of RSC and Incur a Substantial Amount of Additional Indebtedness . . ., page 26

27.	Please revise this risk factor quantify both the amount of indebtedness of RSC that URI will repay or redeem, in addition to the amount that it will assume. Please also discuss the amount of cash you anticipate that the combined company will have on hand following the merger, and quantify the amount you anticipate will be needed following the merger for the combined company’s debt service obligations.

Response:

In the Amended Form S-4, URI revised pages 27-28 of the joint proxy statement/prospectus as requested by the Staff.

February 23, 2012

Following Completion of the Merger, URI Will Face Risks Different from Those Faced by URI Today . . .., page 28

28.

This risk factor appears to contain generic disclosure that does not identify specific differences in the businesses of URI and RSC that would present different risks to URI after the merger than those currently faced by URI. Please revise accordingly.

Response:

In the Amended Form S-4, URI revised page 30 of the joint proxy statement/prospectus as requested by the Staff.

Selected Historical Financial Data of RSC, page 31

29.	In order to enhance comparability to the URI data and the pro forma information, please revise to present the financial data in millions.

Response:

In the Amended Form S-4, URI revised the disclosure on pages 33-35 of the joint proxy statement/prospectus as requested by the Staff.

Unaudited Pro Forma Combined Financial Information Relating to the Merger, page 38

Unaudited Pro Forma Condensed Combined Statement of Operations, page 40

30.	Please revise your filing to clearly indicate how you determined RSC shares outstanding and loss per share for the periods ended September 30, 2011 and December 31, 2010 as the amounts differ from the historical financial statements.

Response:

RSC believes that the weighted-average common shares outstanding and the loss per share for the periods ended September 30, 2011 and December 31, 2010 as set forth in the Unaudited Pro Forma Condensed Combined Statements of Operations are consistent with RSC’s historical financial statements.

With respect to the period ended September 30, 2011, RSC refers the Staff to the Condensed Consolidated Statements of Operations included in RSC’s Quarterly Report on Form 10-Q filed with the SEC on October 20, 2011 (the “RSC Form 10-Q”). For the nine months ended September 30, 2011, as set forth in the RSC Form 10-Q, the weighted average shares outstanding (basic and diluted) used in computing net income (loss) per common share was 103,874,000 shares and the net income (loss) per common share (basic and diluted) was $(0.33). Such amounts are consistent with those included for RSC in the Unaudited Pro Forma Condensed Combined Statement of Operations for the Nine Months Ended September 30, 2011 included in the Form S-4.

February 23, 2012

Similarly, with respect to the period ended December 31, 2010, RSC refers the Staff to the Consolidated Statements of Operations included in RSC’s Annual Report on Form 10-K filed with the SEC on February 10, 2011 (the “RSC Form 10-K”). For the year ended December 31, 2010, as set forth in the RSC Form 10-K, the weighted average shares outstanding (basic and diluted) used in computing net (loss) income per common share was 103,527,000 shares and the net (loss) income per common share (basic and diluted) was $(0.71). Such amounts are consistent with those included for RSC in the Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2010 included in the Form S-4. The Amended Form S-4 includes updated pro forma financial information for the year ended December 31, 2011, which has replaced the pro forma financial information for the periods ended September 30, 2011 and December 31, 2010.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 42

Note 3. Preliminary Purchase Consideration, page 42

31.	Please revise to clarify why you have computed the purchase price based on the RSC common shares outstanding at October 14, 2011. Please discuss whether the number of shares has changed significantly since that date.

Response:

URI respectfully advises the Staff that URI management calculated the purchase price using the number of shares of RSC common stock outstanding as of October 14, 2011 as that was the most recently available public information at the time of filing the Form S-4. In the Amended Form S-4, URI management calculated the purchase price based on its forecast of the number of shares of RSC common stock expected to be outstanding at the effective time of the merger.

32.	We note that you have computed your purchase price based on sales prices or URI’s common stock on December 14, 2011. Given that purchase consideration is subject to fluctuations based on the per share price of the URI common stock and the price of the URI common stock has increased since December 14, 2011, please tell us what consideration you gave to computing the purchase price as of a more current date.

Response:

In the Amended Form S-4, URI updated the calculation of the merger consideration based on the price of URI common stock as of February 13, 2012. Consistent with the disclosure in the Form S-4, and given the significance of the stock component of the merger consideration, URI has included in the Amended Form S-4 a sensitivity analysis of the merger consideration to changes in the per share price of URI common stock.

February 23, 2012

33.	Please revise to further explain why URI does not have sufficient information to determine the number of outstanding unvested RSC options that will vest in connection with the merger.

Response:

URI respectfully advises the Staff that outstanding unvested RSC options and restricted stock units2 have “double-trigger” vesting provisions, meaning that the unvested options and restricted stock units will vest if, following a change in control (such as the merger), the holder’s employment is terminated without cause or is “constructively terminated”. In preparing the Form S-4, URI assumed that all outstanding unvested RSC options would vest in connection with the merger because URI does not know which employees of RSC will remain employees of the combined company following completion of the merger. This information is not known because the integration plans have not matured to the point where URI has made any decisions that would result in accelerated vesting. Accordingly, URI assumed all options would vest in full in connection with the merger.

In preparing the Amended Form S-4, for purposes of estimating the total merger consideration, URI has continued to assume that all outstanding equity awards will vest in full in connection with the merger. Because share based compensation is expected to represent only approximately 3% of the estimated total merger consideration, URI does not believe any changes in this assumption will have a material impact on the estimated total purchase consideration. Notwithstanding this assumption, because URI expects certain RSC employees to become employees of the combined company, URI has included in the Amended Form S-4 a sensitivity analysis illustrating what impact a change in the amount of equity awards expected to vest in connection with the merger would have on the total merger consideration.

In the Amended Form S-4, URI revised the disclosure on page 44 of the joint proxy statement/prospectus as requested by the Staff.

Note 4. Purchase Accounting page 44

34.	We note that URI assumed that all assets will be used in a manner that represents their highest and best use from a market participant’s perspective. Please tell us what consideration you have given to ASU 11-04 in determining the value of these assets.

Response:

ASU 2011-04 provides that the highest and best use of a nonfinancial asset takes into account the use of the asset that is physically possible, legally permissible, and financially feasible. ASU 2011-04 further provides that a reporting entity’s current use of a nonfinancial asset is presumed to be its highest and best use unless market or other factors suggest that a different use by market participants would maximize the value of the asset.

[2]

Note: In the Form S-4, URI’s estimate of share-based compensation contemplated only RSC options. In the Amended Form S-4, URI’s estimate of share-based compensation contemplates both RSC options and restricted stock units. Accordingly, this response addresses both options and restricted stock units.

February 23, 2012

URI management assumed the highest and best use of the assets to be acquired by RSC to be its current use based on its view that URI and the buyers of RSC’s assets would operate in the same industry in which RSC currently operates, URI would maintain the same customer relationships that RSC currently services, and URI would operate the majority of RSC’s branches in a similar manner to the way they are currently operated by RSC.

35.	We note your disclosure that your intangible asset valuations were based on certain preliminary, high-level assumptions and available information. Please revise to include a more specific and comprehensive discussion regarding how these initial valuations were performed, what information was used, the additional steps that need to be taken and the expected timing of the additional procedures.

Response:

In the Amended Form S-4, URI revised the disclosure in note 4a on pages 45-46 of the joint proxy statement/prospectus as requested by the Staff to provide additional detail as to the information used, how the initial valuations were performed and the limitations on the availability of information regarding certain valuation assumptions. URI has also indicated that URI anticipates the refinement of these assumptions and valuations to be performed within the measurement period (that is, the period after the acquisition date during which the acquirer may adjust the provisional amounts recognized for a business combination, as defined in ASC 805-10-25-15). In accordance with ASC 805-10-25-14, URI expects to finalize all valuations prior to the expiration of the maximum one-year measurement period following the acquisition date.

36.	Please revise to further explain why URI does not have sufficient information to make conclusive determinations regarding the future intended use or possibility of disposition of the rental equipment and property and equipment.

Response:

In the Amended Form S-4, URI revised the disclosure in note 4b on pages 46-47 of the joint proxy statement/prospectus as requested by the Staff to provide additional detail as to the procedures currently in process to determine the ultimate future intended use of RSC’s rental equipment and property and equipment.

37.	Please revise to further explain why URI does not have sufficient information to estimate all inputs required to perform the fair value estimates of the rental equipment and property and equipment with certainty, what additional steps need to be taken and the expected timing of the additional procedures.

February 23, 2012

Response:

In the Amended Form S-4, URI revised the disclosure in note 4b on pages 46-47 of the joint proxy statement/prospectus as requested by the Staff to provide additional detail as to the limitations on the availability of information regarding certain valuation assumptions. URI has also indicated in the Amended Form S-4 that URI anticipates that those assumptions and valuations will be further refined within the measurement period (that is, the period after the acquisition date during which the acquirer may adjust the provisional amounts recognized for a business combination, as defined in ASC 805-10-25-15). In accordance with ASC 805-10-25-14, URI expects to finalize all valuations prior to the expiration of the maximum one-year measurement period following the acquisition date.

38.	Please revise to include a more specific and comprehensive discussion of the underlying reasons that led to the amount of goodwill expected to be recognized.

Response:

In the Amended Form S-4, URI revised the disclosure in note 4e on page 48 of the joint proxy statement/prospectus as requested by the Staff to provide additional detail as to qualitative elements of the goodwill balance.

5. Financing, page 46

39.	Please revise to disclose and discuss how you estimated your assumed interest rate and how and why you believe these amounts are factually supportable. In this regard, please also tell us the interest rate on your financing commitments.

Response:

In the Amended Form S-4, URI revised the disclosure in note 5a on pages 48-49 of the joint proxy statement/prospectus as requested by the Staff.

40.	Please revise to more fully explain why you believe it is appropriate to include an adjustment to eliminate the aggregate interest expenses on RSC’s ABL senior revolving facility and senior secured notes due 2017. In this regard, please discuss and quantify how the historical interest expense compares with the pro forma interest expense.

Response:

In the Amended Form S-4, URI revised the disclosure in note 5a and note 5b on pages 48-50 of the joint proxy statement/prospectus as requested by the Staff.

February 23, 2012

The Merger, page 59

Background of the Merger, page 60

41.	Your disclosure throughout this section should describe in sufficient detail why this transaction is being recommended to stockholders as opposed to any alternatives to such transaction, and why the transaction is being recommended at this time. The following comments provide some examples of where we believe you can enhance your disclosure. Please be advised that these comments are not exhaustive and that you should reconsider the background section in its entirety when determining where to augment your disclosure.

Response:

In the Amended Form S-4, URI revised the disclosure on pages 62-63 of the joint proxy statement/prospectus as requested by the Staff.

42.	We note that on page 15 of your communication filed pursuant to Rule 425 on December 16, 2011, you note that URI has had a long-standing relationship with RSC which dates back to the 1990s. In addition, we note the certain relationships among the companies and management discussed in the interview with URI’s CEO in the February 2012 issue of Rental Management. Please revise your disclosure to better describe the pre-existing relationship between URI and RSC, including a discussion of any material business conducted between the two companies.

Response:

URI respectfully advises the Staff that no material business has been conducted between URI and RSC. URI considers that the Form S-4 adequately described the material interactions between the management and boards of directors of URI and RSC, all of which related to a potential business combination between the two companies, and URI does not believe that any additional disclosure is required in the Amended Form S-4 to describe the pre-existing relationship between URI and RSC.

43.	Please explain why Mr. Nayden originally contacted Dr. Britell in August of 2008 regarding a potential transaction. Your disclosure should also discuss the business of the two companies, including the specific strategic rationale for a combination of the two companies as well as the potential benefits or synergies that were expected from such a relationship.

Response:

In the Amended Form S-4, URI revised the disclosure on page 63 of the joint proxy statement/prospectus as requested by the Staff to explain why Mr. Nayden originally contacted Dr. Britell in August of 2008 and revised the disclosure on pages 62-63 of the joint proxy statement/prospectus as requested by the Staff to describe the strategic benefits expected to be obtained from the proposed combination of URI and RSC.

February 23, 2012

44.	Please disclose the other possible strategic alternatives considered by the URI board and URI management beginning in October 2008 and continuing through 2009 and 2010, including the reasons for not pursuing each of these other alternatives.

Response:

In the Amended Form S-4, URI revised the disclosure on page 64 of the joint proxy statement/prospectus as requested by the Staff.

45.	Please briefly discuss the proposed transaction framework and concerns with the proposed composition of the board of directors and arrangement and pro forma ownership that were discussed on the December 14, 2009 call between Mr. Nayden and Dr. Britell.

Response:

In the Amended Form S-4, URI revised the disclosure on pages 64-65 of the joint proxy statement/prospectus as requested by the Staff.

46.	Please briefly discuss the specific potential benefits of the business combination and the potential synergies that could be achieved that were discussed at meetings on January 7, 11, and 19, 2010.

Response:

In the Amended Form S-4, URI revised the disclosure on page 65 of the joint proxy statement/prospectus as requested by the Staff.

47.	Please explain why URI determined not to proceed with a transaction with RSC in January of 2010 and again in March of 2010, and then decided to reengage in transaction discussions in May of 2010. Please also discuss the other potential strategic alternatives discussed by Dr. Britell and the URI board at the board meeting on March 11, 2010.

Response:

URI respectfully advises the Staff that the Form S-4 did not indicate that URI determined not to proceed with a transaction with RSC in January 2010. In the Amended Form S-4, URI revised the disclosure on page 66 of the joint proxy statement/prospectus as requested by the Staff to describe the other potential business combination being considered by URI at that time and to explain why URI determined not to proceed with that transaction or with a potential transaction with RSC in March 2010 and revised the disclosure on page 66 of the joint proxy statement/prospectus as requested by the Staff to explain why URI determined to reengage in discussions with RSC in May 2010.

February 23, 2012

48.	Based on the disclosure, it appears that no discussions took place between URI and RSC following the submission of the preliminary term sheet to RSC in May of 2010 until November 22, 2010. Please include a discussion of any other meetings or discussions that occurred between URI and RSC during this time period, including RSC’s response to the term sheet it received in May of 2010.

Response:

URI confirms that no meetings or material discussions between representatives of URI and RSC with respect to a potential transaction occurred between May 2010 and November 22, 2010, and URI does not believe that any additional disclosure with respect to this period is required in the Amended Form S-4.

49.	Please discuss the various strategic alternatives considered by the URI board on December 14, 2010, including the reasons for not pursuing such alternatives.

Response:

In the Amended Form S-4, URI revised the disclosure on page 68 of the joint proxy statement/prospectus as requested by the Staff.

50.	Please revise your disclosure regarding the negotiation of the merger agreement from December 8 through December 15, 2011 to provide elaborate on the negotiation of the material terms of the merger agreement including the parties’ obligations with respect to financing the merger, the approval of the antitrust regulators, the ability of RSC to consider alternative acquisition proposals or change its recommendation of the merger agreement, the reimbursement of expenses and the amount of the termination fee.

Response:

In the Amended Form S-4, URI revised the disclosure on pages 73-75 of the joint proxy statement/prospectus as requested by the Staff.

51.	Please disclose the details of the URI board’s discussion of the proposed stock buyback at the December 15, 2011 meeting.

Response:

In the Amended Form S-4, URI revised the disclosure on page 76 of the joint proxy statement/prospectus as requested by the Staff.

52.	Please disclose any discussions relating to the significant indebtedness that would be assumed by URI and the financing arrangements necessary to complete the merger, including the specific consideration given to such debt and financing in connection with the merger.

February 23, 2012

Response:

In the Amended Form S-4, URI revised the disclosure on pages 73 and 76 of the joint proxy statement/prospectus as requested by the Staff.

Recommendation of the RSC Board and Reasons for the Merger, page 73

53.	Please review the disclosure throughout this section to provide the RSC board’s analysis of each factor and clearly explain how each particular factor is positive or negative, as the current disclosure is often conclusive in nature or unclear. For example, it is unclear what about URI’s reputation, business practices and experience was considered to be favorable by the RSC board, and what about the current and future environment in which RSC operates and will operate supported the RSC board’s decision to recommend the merger.

Response:

In the Amended Form S-4, URI revised the disclosure on pages 77-80 of the joint proxy statement/prospectus as requested by the Staff to include additional disclosure regarding the RSC board’s analysis of certain of the positive and negative factors of the proposed combination with URI, as applicable.

54.	Please disclose the “significant synergies” that are anticipated from the transaction.

Response:

In the Amended Form S-4, URI revised the disclosure on page 78 of the joint proxy statement/prospectus as requested by the Staff.

Opinions of RSC’s Financial Advisors, page 76

55.	Please revise your disclosure provide a complete quantitative description of the fees Barclays Capital and Goldman Sachs, and any of their affiliates, received, or are to receive, for services provided to RSC or its affiliates, including Oak Hill Capital Partners or the Oak Hill Stockholders, in the past two years. See Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

Response:

In the Amended Form S-4, URI revised the disclosure on pages 83 and 85-86 of the joint proxy statement/prospectus as requested by the Staff.

February 23, 2012

56.	Please disclose whether RSC or the financial advisors recommended the consideration to be paid to each financial advisor in connection with the fairness opinion. See Item 4(b) of Form S-4 and Item 1015(b)(5) of Regulation M-A.

Response:

URI has been advised that neither Barclays Capital nor Goldman Sachs recommended either the consideration to be paid by RSC to either financial advisor or the consideration payable in the merger.

In the Amended Form S-4, URI revised the disclosure on page 81 of the joint proxy statement/prospectus as requested by the Staff.

In addition, URI respectfully submits that the existing disclosure in the Form S-4, in the description of the Goldman Sachs opinion on page 81, is responsive to Item 4(b) of Form S-4 and Item 1015(b)(5) of Regulation M-A:

“The consideration was determined through arm’s-length negotiations between RSC and URI and was approved by the RSC board. Goldman Sachs provided advice to the RSC board during these negotiations. Goldman Sachs did not, however, recommend any specific consideration to RSC or the RSC board or recommend that any specific consideration constituted the only appropriate consideration for the merger.”

Opinion of Goldman Sachs, page 79

57.	Please disclose the portion of the transaction fee payable to Goldman Sachs that is contingent upon consummation of the merger.

Response:

In the Amended Form S-4, URI revised the disclosure on page 87 of the joint proxy statement/prospectus as requested by the Staff.

Summary of Financial Analyses of RSC’s Financial Advisors, page 82

Selected Companies Analysis, page 83

Selected Precedent Transactions Analysis, page 84

58.	Please revise to provide the following information for the Selected Publicly Traded Companies Analysis and the Selected Precedent Transactions Analysis:

•

Clarify whether the only criteria used in selecting the companies and transactions was that the companies “have operations that are similar to certain operations of RSC and URI,” and to the extent other criteria were used, disclose such criteria;

February 23, 2012

Response:

In the Amended Form S-4, URI revised the disclosure on pages 88-89 of the joint proxy statement/prospectus as requested by the Staff.

•	Disclose whether any companies meeting this criteria were excluded from the analysis and the reasons for doing so; and

Response:

URI has been advised by Goldman Sachs and Barclays that companies and transactions that met the foregoing criteria were not excluded in the course of conducting the analysis.

•	Provide additional disclosure about the underlying data used to calculate the reference ranges for the EV/EBITDA multiples and the LTM EBITDA multiples.

Response:

In the Amended Form S-4, URI revised the disclosure on pages 88-89 of the joint proxy statement/prospectus as requested by the Staff.

Precedent Premium Paid Analysis, page 86

59.	Please advise whether the 351 transactions represent all of the transactions announced between January 2007 and December 2011 in which the aggregate consideration paid exceeded $2 billion. To the extent that any companies that met these criteria were excluded, please disclose this fact and the reasons for doing so.

Response:

URI has been advised by Goldman Sachs and Barclays that these transactions represent all of the publicly-disclosed transactions in the United States during this period in which the aggregate consideration paid exceeded $2 billion, as reported by Thomson Reuters.

Options and Restricted Stock Units Held by Executive Officers, page 88

60.	We note that certain executive officers hold unvested performance options granted in 2006, and that RSC has reserved the right under the merger agreement to accelerate the vesting of some or all of those unvested 2006 options. Please disclose both the number and value of such unvested performance options for each executive officer. Please also disclose how RSC will determine whether to accelerate the vesting of such options.

February 23, 2012

Response:

In the Amended Form S-4, URI revised the disclosure on page 93 of the joint proxy statement/prospectus as requested by the Staff. Any acceleration of vesting of the unvested performance options is at the discretion of the RSC board. The number and value of such unvested performance options are immaterial and have been set forth in the Amended Form S-4 on an aggregate basis.

Recommendation of the URI Board and Reasons for the Merger, page 92

61.	Please expand your discussion for the reasons and rationale behind the merger, including addressing the specific “significant synergies” anticipated from the transaction between URI and RSC. We note in particular the more detailed discussion of the strategic and financial rationale for the merger that is included in the communications filed pursuant to Rule 425 on December 16, 2011, including the current state of the industry, the goal of achieving a more balanced customer mix between industrial and construction, and the expected synergies of the merger. We further note the discussion of other advantages relating to diversification of URI’s customer portfolio, the complementary cultures of the companies, and the potential expansion of the footprint of the companies, as well as other anticipated benefits, that are discussed by URI’s CEO in his interview with Rental Management, that was filed pursuant to Rule 425 on February 6, 2012. Please revise your disclosure in this section to provide similar detail to that included in your Rule 425 communications so that investors may understand the specific reasons and rationale for the merger.

Response:

In the Amended Form S-4, URI revised the disclosure on pages 62-63 and 97 of the joint proxy statement/prospectus as requested by the Staff.

62.	Please describe in detail the URI board’s analysis in arriving at the determination that even with the significant amount of outstanding indebtedness that the combined company will be facing, the merger with RSC was still in the best interests of stockholders. Please ensure that your discussion addresses the size of the combined company’s debt, URI’s ability to service and pay down such indebtedness, and any potential negative impact on URI’s credit ratings.

Response:

In the Amended Form S-4, URI revised the disclosure on page 76 of the joint proxy statement/prospectus as requested by the Staff.

February 23, 2012

Opinion of URI’s Financial Advisor, page 95

Opinion of Morgan Stanley, page 95

63.	We note that Morgan Stanley performed a Public Trading Multiples Analysis and a Precedent Transactions Multiples Analysis. Please revise to provide the following information:

•	Disclose the methodology and criteria used in selecting these companies and transactions;

Response:

In the Amended Form S-4, URI revised the disclosure on pages 102-103 and 105-106 of the joint proxy statement/prospectus as requested by the Staff.

•	Disclose whether any companies meeting this criteria were excluded from the analysis and the reasons for doing so;

Response:

In the Amended Form S-4, URI revised the disclosure on page 103 of the joint proxy statement/prospectus as requested by the Staff.

•	Disclose the date for each of the transactions in the Precedent Transaction Multiples Analysis; and

Response:

In the Amended Form S-4, URI revised the disclosure on pages 105-106 of the joint proxy statement/prospectus as requested by the Staff.

•	Provide additional disclosure about the underlying data used to calculate the Selected Company Multiple Statistic Range and the LTM EBITDA multiples.

Response:

In the Amended Form S-4, URI revised the disclosure on page 103 of the joint proxy statement/prospectus as requested by the Staff.

Precedent Premiums Paid Analysis, page 86

64.	Please advise whether any companies were excluded in the analysis of all acquisitions since 1990 involving U.S. targets at over $1 billion. To the extent that any companies

February 23, 2012

that met these criteria were excluded, please disclose this fact and the reasons for doing so. Further, please disclose how premiums were selected in the analysis of premiums paid to unaffected stock prices in acquisitions since July 2011 involving U.S. targets valued at over $2 billion. Please also disclose the total number of companies analyzed in each category.

Response:

In the Amended Form S-4, URI revised the disclosure on page 105 of the joint proxy statement/prospectus as requested by the Staff.

General, page 101

65.	Please revise your disclosure to include all information required by Item 1015(b) of Regulation M-A, including a complete narrative and quantitative description of the fees Morgan Stanley, and any of its affiliates, received, or will receive, for services provided to URI or its affiliates in the past two years. This disclosure must also include the amount that Morgan Stanley will receive for its financial advisory services in connection with the merger and for its part in arranging financing for the merger, including the amount that is contingent upon the closing of the merger. Please also disclose whether URI or Morgan Stanley recommended the consideration to be paid to Morgan Stanley. See Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

Response:

In the Amended Form S-4, URI revised the disclosure on pages 107-108 of the joint proxy statement/prospectus as requested by the Staff.

Opinion of Centerview, page 102

Historical Trading Multiples and Selected Company Analysis, page 105

Selected Transactions Analysis, page 107

66.	Please revise to provide the following information for the Selected Companies Analysis and the Selected Transactions Analysis:

•	Disclose the methodology and criteria used in selecting these companies and transactions;

Response:

In the Amended Form S-4, URI revised the disclosure on pages 111 and 113 of the joint proxy statement/prospectus as requested by the Staff.

February 23, 2012

•	Disclose whether any companies meeting this criteria were excluded from the analysis and the reasons for doing so; and

Response:

In the Amended Form S-4, URI revised the disclosure on pages 111 and 113 of the joint proxy statement/prospectus as requested by the Staff.

•	Provide additional disclosure about the underlying data used to calculate the illustrative range of 2011 and 2012 EBITDA multiples and the LTM Adjusted EBITDA multiples.

Response:

In the Amended Form S-4, URI revised the disclosure on pages 111 and 113 of the joint proxy statement/prospectus as requested by the Staff.

Premiums Paid Analysis, page 108

67.	Please advise whether any companies were excluded in the analysis of (1) premiums paid for U.S.-based companies in transaction with values between $2 billion and $5 billion, with greater than 50% of the consideration paid in cash, during the period from January 1, 2001 to December 14, 2011, and (2) premiums paid for U.S.-based companies in transactions with values greater than $2 billion, with greater than 50% of the consideration paid in cash, during the period from July 1, 2011 to December 14, 2011. To the extent that any companies that met these criteria were excluded, please disclose this fact and the reasons for doing so. Please also disclose the total number of companies analyzed in each category.

Response:

Centerview has advised URI that in each case, Centerview’s review included all companies meeting these criteria for which information was publicly available. Companies in either category were excluded only due to a lack of such publicly available information.

Miscellaneous, page 109

68.	Please revise your disclosure to include all information required by Item 1015(b) of Regulation M-A, including a complete narrative and quantitative description of the fees Centerview, and any of its affiliates, received, or will receive, for services provided to URI or its affiliates in the past two years. This disclosure must also include the amount that Centerview will receive for its financial advisory services in connection with the merger, including the amount that is contingent upon the closing of the merger. Please also disclose whether URI or Centerview recommended the consideration to be paid to Centerview. See Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

February 23, 2012

Response:

In the Amended Form S-4, URI revised the disclosure on page 116 of the joint proxy statement/prospectus as requested by the Staff.

Financial Forecasts, page 110

69.	We note the disclaimers that, except as required by law, URI and RSC do not assume any responsibility for the accuracy of the prospective financial information. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for disclosure presented in the document. Instead, you may caution readers not to “unduly rely” or place “undue certainty” on the data and other information. Please revise the disclosure in this section.

Response:

In the Amended Form S-4, URI revised the disclosure on page 118 of the joint proxy statement/prospectus as requested by the Staff.

Material United States Federal Income Tax Consequences of the Merger, page 119

70.	Please delete the word “generally” from throughout this disclosure and have counsel clearly identify each U.S. federal material tax consequence and provide a firm conclusion regarding each tax consequences. Please also remove the disclosure stating that this describes the “anticipated” material U.S. federal tax consequences and is a “summary,” as it appears that you are filing a short-form opinion and this discussion therefore is the opinion of counsel.

Response:

In the Amended Form S-4, URI revised the disclosure on pages 135-138 of the joint proxy statement/prospectus as requested by the Staff.

71.	We note your statement on page 121 that the tax opinions will be based on “certain assumptions.” Please advise us as to the “certain assumptions” that the tax opinions will be based on.

Response:

In the Amended Form S-4, URI revised the disclosure on page 137 of the joint proxy statement/prospectus as requested by the Staff.

February 23, 2012

72.	We note that receipt of the tax opinions is a condition to completion of the merger, but that this condition is waivable by both parties. Accordingly, the executed opinion of each tax counsel must be filed before the registration statement can be declared effective. We note that the current tax opinions filed as Exhibits 8.1 and 8.2 are undated and state that they are dependent on certain representation letters that are yet to be received.

Response:

URI and RSC confirm that they will be filing the executed tax opinions of Sullivan & Cromwell LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP, respectively, prior to the effectiveness of the registration statement on Form S-4, and that both URI and RSC will provide the referenced representation letters to Sullivan & Cromwell LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP, as requested, prior to the issuance of such opinions.

The Merger Agreement, page 123

73.	Please remove the disclosure on page 123 stating that the summary is not complete and may not contain all of the information about the merger agreement that is important to an investor. A summary, by its nature, is not complete and the statement suggests that you have not summarized all material terms.

Response:

In the Amended Form S-4, URI revised the disclosure on page 140 of the joint proxy statement/prospectus as requested by the Staff.

RSC Stockholders’ Advisory Vote on Golden Parachute Compensation, page 171

74.	We note that there are certain blanks in the disclosure indicating that you intend to provide this information in a future amendment. Please provide the information required by Item 402(t) of Regulation S-K in your next amendment. Please note that we may have additional comments.

Response:

In the Amended Form S-4, URI revised the disclosure on pages 221-223 of the joint proxy statement/prospectus as requested by the Staff.

75.	We note that footnote one to the table provides the total value of certain payments based upon the termination of the executive officer by URI without cause, or by the officer for good reason. It is unclear if the information provided in footnote one is duplicative of the information presented in the table, or if it is providing additional information. Please clarify, and please also ensure that all estimated cash severance payments, the value of continuation of benefits and the value of the acceleration of unvested equity awards is reflected in the table, as required by Item 402(t)(2)(ii)-(vii) of Regulation S-K.

February 23, 2012

Response:

Please refer to the response to comment 76 below.

76.	The disclosure in footnote two states that the base salary continuation payments reflected in the table are in addition to other amounts payable upon termination of employment, including specific payments for Ms. Chiodo and Messrs. Krivoruchka and Corsillo. Please include such additional payments in the “Cash” column of the table, or tell us why such amounts should not be included pursuant to Item 402(t)(2)(ii) of Regulation S-K.

Response:

The information provided in footnote 1 is supplementary information not required by Item 402(t) of Regulation S-K. With regard to the table itself, URI has been advised by RSC that RSC believes the disclosure (as revised in the Amended Form S-4) is responsive to the requirements of Item 402(t)(2)(ii)-(vii) of Regulation S-K. Please see page 221 of the joint proxy statement/prospectus.

The RSC named executive officers are each entitled to a “base amount” of cash severance (salary continuation) and benefits continuation coverage that does not vary with the occurrence or non-occurrence of a transaction, such as the merger. As such, these “base amount” payments and benefits do not reflect compensation that is “based on or otherwise relates to an acquisition, merger, consolidation, sale or other disposition of all or substantially all of the assets of the issuer” and thus is not “golden parachute compensation” under Item 402(t)(1) of Regulation S-K. Nonetheless, footnote 1 to the Golden Parachute Compensation table sets out the total value of severance payments, benefit continuation and estimated value of equity acceleration (which includes the “base amount” of salary and benefits continuation) that may be payable under existing agreements with the RSC named executive officers in the event of specified termination of employment following the closing of the merger, thereby providing the reader with a complete quantification of severance and benefits that may be payable under such circumstances.

Footnote 2 also contains supplementary information for the individuals who are entitled to receive enhanced payments and benefits in the event of specified termination of employment following the closing of the merger, which information is not required under Item 402(t) of Regulation S-K. Footnote 2 has been revised to clarify such supplementary information.

77.	Please provide a succinct narrative description of any material factors necessary to an understanding of each contract, including, but not limited to (1) whether they payments would or could be lump sum, or annual, and the duration of such payments; and (2) any material conditions or obligations applicable to the receipt of payment of benefits, including but not limited to non-compete, non-solicitation, non-disparagement or confidentiality agreements, including the duration of such agreements and provisions regarding waiver or breach of such agreements. See Item 402(t)(3) of Regulation S-K.

February 23, 2012

Response:

In the Amended Form S-4, URI revised the disclosure on pages 221 and 223 of the joint proxy statement/prospectus as requested by the Staff.

78.	Please advise how you are presenting the unvested 2006 performance options referenced on page 89.

Response:

RSC has reserved the right under the merger agreement to accelerate the vesting of a total of 9,454 outstanding unvested 2006 performance options (of which 5,387 are held by RSC’s named executive officers) which are subject to vesting based on 2012 performance. As of the date of the Amended Form S-4, no determination has been made regarding any vesting acceleration for these options. Accordingly, these options are assumed to be outstanding and unvested as of the closing of the merger for purposes of the disclosure required by Item 402(t) of Regulation S-K and the value of these options is included in the value reported for unvested equity awards.

Appendix A – Agreement and Plan of Merger

79.	Please provide a list briefly identifying the contents of all omitted exhibits and schedules to the Agreement and Plan of Merger, along with an agreement to furnish us with a copy of any omitted exhibits and schedules upon our request. See Item 601(b)(2) of Regulation S-K.

Response:

URI respectfully advises the Staff that URI did not omit any exhibits to the merger agreement from the version of the merger agreement filed as Annex A to the Form S-4. In connection with the merger agreement, each of URI and RSC delivered to the other party a confidential disclosure letter that set forth certain exceptions to the parties’ respective representations and warranties and the interim operating covenants. At the request of the Staff, URI will supplementally furnish the Staff under separate cover a copy of the disclosure letters delivered by each of URI and RSC along with a request that the submitted materials be kept confidential by the Commission in accordance with Rule 83 of the Rules of Practice of the Commission and pursuant to Rule 418 under the Securities Act and Rule 12b-4 under the Exchange Act.

Undertakings, page II-3

80.	Please provide the undertakings required by Items 512(a)(5) and (a)(6) of Regulation SK.

February 23, 2012

Response:

In the Amended Form S-4, URI revised the undertakings on page II-3 as requested by the Staff.

81.	Please remove undertaking (c) as it does not appear applicable.

Response:

In the Amended Form S-4, URI revised the undertakings on page II-3 as requested by the Staff.

United Rentals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Executive Overview, page 21

82.	In future filings, please ensure that your Executive Overview is balanced and identifies the factors management focuses on in evaluating the financial condition and operating performance of your business. Your current Executive Overview focuses largely on the your favorable achievements for the last fiscal year, and what you hope to achieve in the next fiscal year. While this information is helpful to investors in identifying the strengths of the company and the focus of the business in the upcoming year, please ensure that your disclosure is balanced by also discussing any negative or neutral factors that affected your results of operations.

Response:

URI acknowledges that the Executive Overview in its 2011 Form 10-K focuses largely on favorable developments because of the trends experienced during the year. In its 2010 Form 10-K, which reported on the 2010 year during which URI experienced different conditions, the Executive Overview included the following disclosure:

As we entered 2010, our operating environment continued to be challenged by the economic events of the prior 18 months: the financial crisis and consequent credit restrictions, the widespread recession and a severe downturn in non-residential construction activity of unprecedented depth and duration.

Similarly, in the Executive Overview section of URI’s 2009 Form 10-K, URI provided the following disclosure addressing trends during the 2009 year:

As expected, and consistent with the recent decline in non-residential construction activity, 2009 was challenging for both our company and the U.S. equipment rental industry. In particular, and as discussed elsewhere in this report, because of this environment, we have experienced deterioration in the prices we charge our customers (“rental rates”), the utilization of our equipment, and the gross margins we realize from the sale of used equipment. As a consequence, our revenues and profitability have deteriorated.

February 23, 2012

In future filings, URI will ensure that its Executive Overview is appropriately balanced, focusing on the most significant trends and developments in URI’s operating environment, which may be favorable, negative or neutral.

Critical Accounting Policies, page 25

Useful Lives and Salvage Values of Rental Equipment and Property and Equipment, page 26

83.	Please tell us and in future filings clearly disclose whether you continue to depreciate your rental equipment assets when they are not on lease.

Response:

URI acknowledges the Staff’s comment. URI’s rental equipment is depreciated over its estimated useful life using the straight-line method, whether or not the equipment is out on rent. URI will provide such disclosure in future filings.

Results of Operations, page 27

84.	In future filings, please revise your results of operations to provide a discussion of the business reasons for the changes in line items, and in cases where there is more than one business reasons for the change, please quantify the incremental impact of each individual business reason on the overall change in the line item. Although your current disclosure does break down your two segments into various subsets, such as equipment rentals and sales of rental equipment, your analysis does not explain the underlying reasons for significant increases in revenue, such as the 15.4% increase in General Rentals equipment rentals, aside from attributing it to an increase in volume and price. You should quantify and explain the impact that volume and price have had on your revenues, as well as any other business reasons, such as changes in product mix, that have impacted the changes in line items between the periods presented. Please provide us with revised disclosure showing how you will present this disclosure in future filings. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

URI acknowledges the Staff’s comment. In future filings, URI expects to enhance its disclosure to address the underlying reasons for the revenue variances. Rental revenue is its most significant revenue line, and represented 82% of its 2011 revenues. Rate and volume are the largest drivers of the rental revenue variances, and URI expects to continue to disclose these in future filings. In general, the rate and volume variances result in a proportionate rental revenue variance (for example, on a consolidated basis, URI disclosed a “17.3 percent increase in equipment rentals, which was primarily due to a 13.4 percent increase in the volume of OEC on rent and a 6.1 percent rental rate

February 23, 2012

increase”). In future filings, URI expects to disclose the reasons underlying the rate and volume variances, and to supplement the disclosure with any other items that materially impacted revenue (for example, product mix or foreign currency fluctuations). In future filings, URI expects to provide substantially the following disclosure (the change from its 2011 Form 10-K disclosure is bracketed):

2011 equipment rentals of $2.2 billion increased $317, or 17.3 percent, as compared to 2010, primarily reflecting a 13.4 percent increase in the volume of OEC on rent and a 6.1 percent rental rate increase. [We believe that the rate and volume improvements reflect a combination of the following factors: a modest improvement in our operating environment; a shift from customer ownership to the rental of construction equipment; and the benefit of our strategy, particularly our increased focus on National Accounts and other large customers. Additionally, the volume increase includes the impact of the acquisitions described below (see “Acquisitions”).]

85.	We note your disclosure on page 27 that certain of your seven geographic regions had equipment rentals gross margin that varied by between 10 percent and 17 percent from the equipment rentals gross margin of the aggregated general rentals’ regions. Given the significant variance among the regions, in future filings please include an enhanced discussion of the gross margins in these regions, including those regions that have the highest or lowest gross margins and the year-over-year changes in gross margins, so that an investor may better understand how regional performance at your company impacts your overall financial performance.

Response:

URI acknowledges the Staff’s comment. In future filings, URI will provide a discussion of gross margins by region so investors have a better understanding of its performance by geography. In future filings, URI expects to provide substantially the following disclosure:

For instance, for the five year period ended December 31, 2011, certain of our regions had equipment rentals gross margins that varied by between 10 percent and 17 percent from the equipment rentals gross margins of the aggregated general rentals’ regions over the same period. In 2011, the aggregate general rentals’ equipment rentals gross margin increased 5.7 percentage points to 32.9 percent, primarily reflecting a 6.3 percent rental rate increase and a 3.7 percentage point increase in time utilization, which is calculated by dividing the amount of time equipment is on rent by the amount of time we have owned the equipment, partially offset by increases in certain variable costs (such as repairs and maintenance) associated with higher rental volume. Compensation costs also increased due to increased profit sharing associated with improved profitability. For the five year period ended December 31, 2011, the general rentals’ region with the lowest equipment rentals gross margin was the Southeast. The Southeast region’s equipment rentals gross margin of 28.0 percent for the five year period ended December 31, 2011 was 17 percent less than the equipment rentals gross margins of the aggregated general rentals’ regions over the same period. The Southeast region’s equipment rentals gross margin was less than the other

February 23, 2012

general rentals’ regions during this period as it experienced more significant declines in its end markets than the other regions, which led to more competitive pricing pressure and lower fleet investment. In 2011, the Southeast region’s equipment rentals gross margin increased 5.7 percentage points to 29.0 percent, primarily reflecting a 5.2 percent rental rate increase and a 2.7 percentage point increase in time utilization, partially offset by increases in certain variable costs and compensation costs associated with higher rental volume and profitability. For the five year period ended December 31, 2011, the general rentals’ region with the highest equipment rentals gross margin was the East. The East region’s equipment rentals gross margin of 36.1 percent for the five year period ended December 31, 2011 was 13 percent more than the equipment rentals gross margins of the aggregated general rentals’ regions over the same period. The East region’s equipment rentals gross margin was more than the other general rentals’ regions during this period as its end markets were more stable than the other regions, which resulted in stronger pricing. In 2011, the East region’s equipment rentals gross margin increased 6.5 percentage points to 37.5 percent, primarily reflecting a 5.9 percent rental rate increase and a 4.4 percentage point increase in time utilization, partially offset by increases in certain variable costs and compensation costs associated with higher rental volume and profitability.

Although the margins for certain of our general rentals’ regions exceeded a 10 percent variance level for the five year period ended December 31, 2011, we expect convergence going forward given management’s focus on cost cutting, improved processes and fleet sharing. Although we believe aggregating these regions into our general rentals reporting segment for segment reporting purposes is appropriate, to the extent that the margin variances persist and the equipment rentals gross margins do not converge, we may be required to disaggregate the regions into separate reporting segments. Any such disaggregation would have no impact on our consolidated results of operations.

Liquidity and Capital Resources, page 33

86.	We note your disclosure on page 35 indicating that you expect gross and net rental capital expenditures to increase significantly in fiscal 2012. In future filings, where practicable, please discuss the amount you expect to increase capital expenditures and how you will finance such expenditures.

Response:

URI acknowledges the Staff’s comment. In future filings, URI expects to provide substantially the following disclosure:

In 2012, the company expects net rental capital expenditures of between $770 million and $820 million, after gross purchases of approximately $1.0 billion. The company expects to finance these purchases with borrowings available under our ABL facility and accounts receivable securitization facility as well as cash on hand.

February 23, 2012

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 46

Rental Equipment, page 47

87.	We have the following comments regarding your classification of your leases.

Response:

With respect to URI’s rental agreements with its customers, URI has considered each of the questions identified by the Staff, and its response to each of the questions is provided below:

•

Please tell us whether your leases contain default covenants related to nonperformance. If so, please confirm all the conditions set forth in ASC 840-10-25-14 exist. Otherwise, confirm that you included the maximum amount that the lessee could be required to pay under the default covenant in your minimum lease payments for purposes of applying ASC 840-10-25-1(d).

Response:

URI’s rental agreements include nonperformance default provisions related to, among other matters, non-payment, maintenance of insurance coverage, and repair/replacement of tires. For all of the nonperformance default provisions, including those described herein, the conditions enumerated in ASC 840-10-25-14 exist.

•	Please tell us whether your leases contain material adverse change clauses. If so, please tell us how this is determined and what potential remedies are available to you as the lessor.

Response:

URI’s rental agreements do not contain material adverse change default provisions but do contain objective default provisions limited to a customer becoming insolvent, ceasing to do business or bankruptcy. In the event of default, URI can terminate the rental, declare all amounts due, take possession of the equipment or pursue any other remedy at law; “at law” remedies relate to preserving URI’s interests in the equipment and receivable.

•	Please tell us if your leases contain cross-default provisions. If so, please tell us how you have considered the potential impact of these provisions on your lease classification.

February 23, 2012

Response:

URI’s rental agreements do not contain cross default provisions.

•	Please tell us if your leases include subjective default provisions. If so, please tell us if there is any cap on potential remedies that would impact your lease classification.

Refer to ASC 840-10-25-41 through 69.

Response:

URI’s rental agreements contain default provisions related to the maintenance and protection of the asset. In the event of any such default, URI can terminate the rental, declare all amounts due, take possession of the equipment or pursue any other remedy at law; “at law” remedies relate to preserving URI’s interests in the equipment and receivable. URI does not view these covenants as subjective. In the event of any such default, there would be no impact on the amount of rental payments which are due and payable. Based on the above, URI believes that the maximum amount that a customer could be required to pay under the default provisions should not be included in any minimum lease payments for lease classification purposes.

4. Segment Information, page 50

88.	Please revise future filings to disclose the revenue attributable to each of your product lines for each period presented. In addition, to the extent there are any significant changes in your product lines, please quantify and discuss the changes in MD&A.

Response:

URI acknowledges the Staff’s comment. In future filings, URI expects to provide substantially the following disclosure:

Our reportable segments are general rentals and trench safety, power and HVAC. The general rentals segment includes the rental of the following equipment:

•

General construction and industrial equipment, such as backhoes, skid-steer loaders, forklifts, earthmoving equipment and material handling equipment, which accounted for approximately 41 percent, 40 percent and 38 percent of our total equipment rental revenue during the years ended December 31, 2011, 2010 and 2009, respectively;

•

Aerial work platforms, such as boom lifts and scissor lifts, which accounted for approximately 39 percent, 41 percent and 43 percent of our total equipment rental revenue during the years ended December 31, 2011, 2010 and 2009, respectively; and

•

General tools and light equipment, such as pressure washers, water pumps, generators, heaters and power tools, which accounted for approximately 8 percent, 9 percent and 9 percent of our total equipment rental revenue during the years ended December 31, 2011, 2010 and 2009, respectively.

The general rentals segment reflects the aggregation of seven geographic regions—the Southwest, Gulf, Northwest, Southeast, Midwest, East, and the Northeast Canada—and operates throughout the United States and Canada.

February 23, 2012

The trench safety, power and HVAC segment includes the rental of specialty construction products such as the following:

•

Trench safety equipment, such as trench shields, aluminum hydraulic shoring systems, slide rails, crossing plates, construction lasers and line testing equipment for underground work, which accounted for approximately 6 percent, 5 percent and 5 percent of our total equipment rental revenue during the years ended December 31, 2011, 2010 and 2009, respectively; and

•

Power and HVAC equipment, such as portable diesel generators, electrical distribution equipment, and temperature control equipment, including heating and cooling equipment, which accounted for approximately 6 percent, 5 percent and 5 percent of our total equipment rental revenue during the years ended December 31, 2011, 2010 and 2009, respectively.

In addition, URI does not consider the changes in the proportion of revenue attributable to URI’s product lines to be material and will expand the disclosure to discuss any material changes in future filings.

Note 15. Commitments and Contingencies, page 65

Operating Leases, page 66

89.	We note that you lease rental equipment, real estate and certain office equipment under operating leases. Please tell us how you evaluated the requirements of ASC Topic 840-10-25-14. In this regard, please explain whether these leases contain nonperformance related default covenants, material adverse change clauses, cross-default provisions or subjective default provisions, and if so, how you evaluated such covenants and provisions.

Response:

In reviewing its rental equipment, real estate and office equipment leases, URI evaluates the requirements of ASC Topic 840-10-25-14. URI’s leases include default provisions that are customary, and do not contain material adverse change clauses, cross-default provisions or subjective default provisions. In these leases, the occurrence of an event of default is objectively determinable based on predefined criteria. In addition, based on the facts and circumstances that existed at lease inception and with consideration of URI’s history as a lessee, URI believes that it is reasonable to assume that an event of default will not occur.

Based on its evaluations of its leases, URI believes that the four conditions in ASC Topic 840-10-25-14 exist in the default covenants in its leases and therefore believes that the maximum amount that it could be required to pay under the default provisions should not be included in the minimum lease payments for lease classification purposes.

February 23, 2012

19. Condensed Consolidating Financial Information of Guarantor Subsidiaries, page 71

90.	We note that the guarantees of your guarantor subsidiaries are subject to subordination provisions and a standard limitation. Please further clarify these provisions for us and how you considered the items in your reliance on Rule 3-10 of Regulation S-X. In addition, please clarify if your notes are subject to certain guarantee release provisions and, if applicable, provide us a specific and comprehensive discussion regarding how you considered these provisions in determining that the guarantees are “full and unconditional” and in your reliance on Rule 3-10 of Regulation S-X.

Response:

Pursuant to paragraph (d) of Rule 3-10 of Regulation S-X, a subsidiary issuer of securities granted by its parent company and one or more other subsidiaries of its parent company need not include separate financial statements of the issuer or any subsidiary guarantor if certain conditions are met. URI believes that the guarantees of its guarantor subsidiaries as described below comply with the conditions set forth in paragraph (d) and therefore no separate financial statements of the issuer or any subsidiary guarantor must be disclosed.

As noted in Note 19 on page 71 of URI’s Annual Report on Form 10-K for the year ended December 31, 2011 (“Note 19”), each of the U.S. subsidiaries of United Rentals (North America), Inc. (“URNA”) that guarantees URNA’s debt (the “guarantor subsidiaries”) is 100% owned, either directly or indirectly, by URI, thus satisfying the first condition specified in paragraph (d) of Rule 3-10. URI respectfully submits that the disclosure in its Annual Report on Form 10-K for the year ended December 31, 2011 is also consistent with the third and fourth conditions specified in paragraph (d) of Rule 3-10, as the guarantees of the guarantor subsidiaries are joint and several and the financial statements and condensed consolidating financial information of URI, URNA, the guarantor subsidiaries and other subsidiaries of URI are set forth therein.

The guarantees of the subsidiary guarantors are also full and unconditional within the meaning of Rule 3-10, thus satisfying the second condition specified in paragraph (d) of Rule 3-10. The terms of the guarantees of the subsidiary guarantors are full and unconditional in a manner that is consistent with the guidance provided by the SEC in Release No. 33-7878 adopting Final Rule: Financial Statements and Periodic Reports For Related Issuers and Guarantors (the “Adopting Release”) and the Staff’s Financial Reporting Manual as currently in effect (the “FRM”).

In accordance with the definition of “full and conditional” set forth in paragraph (h) of Rule 3-10, the terms of the guarantees make clear that the obligations of a subsidiary guarantor are triggered “upon the failure of the [issuer] to pay the principal of or interest on any [guaranteed obligations] when and as the same shall become due, whether at maturity, by acceleration, by redemption or otherwise…, or to perform or comply with any other [guaranteed obligation]…” Each guarantee is payable upon demand by the trustee under the relevant indenture. As between the relevant trustee and a subsidiary guarantor, there are no conditions to a guarantor’s obligation to pay other than the issuer’s failure to pay in accordance with the requirements of the applicable indenture.

The standard limitation on a guarantor subsidiary’s liability under its guarantee, as referred to in Note 19, is that the maximum aggregate amount of its guaranteed obligations shall not exceed the maximum amount that can be guaranteed without rendering the applicable indenture voidable with respect to such guarantor subsidiary under applicable federal or state law relating to fraudulent conveyance or fraudulent transfer. The Adopting Release specifies a “savings clause” with terms similar to those of the guarantees of the subsidiary guarantors does not defeat the full and unconditional nature of a guarantee. The guarantees of the subsidiary guarantors are not subject to any other limitations that the Adopting Release makes clear would defeat the full and unconditional nature of a guarantee. URI also notes that the guarantees of the subsidiary guarantors are subordinated only to the same extent that the obligations of the issuer under the relevant notes are subordinated to other debt of the issuer. However, even if that were not the case, the Adopting Release specifies that a guarantee can be full and unconditional even if it has different subordination terms than the guaranteed securities.

Under the terms of the guarantees, a subsidiary guarantor’s guarantee may only be released if (i) the subsidiary guarantor is sold, (ii) all or substantially all of the assets of the subsidiary guarantor are sold, (iii) the requirements for legal defeasance or covenant defeasance are met or (iv) the subsidiary guarantor is designated as an unrestricted subsidiary for purposes of the applicable covenants. URI respectfully submits that these terms fall within the “customary circumstances” for release of subsidiary guarantees specified in paragraph 2510.5 of the FRM and do not impair URI’s ability to rely on paragraph (d) of Rule 3-10, provided that the other requirements of paragraph (d) described above continue to be satisfied.

RSC Equipment Rental, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis, page 35

Results of Operations, page 37

91.	We note that throughout this section you attribute the increase in various line items, such as total revenues, revenues from the sale of used equipment, and cost of equipment rentals to an increase in rental volume and an increase in pricing. If RSC continues to make future filings, in addition to identifying the factor(s) leading to the fluctuation in line items, please also analyze the reasons underlying the changes when the reasons are material and determinable. Further, please provide an analysis that explains the underlying reasons for certain changes or shifts in business, such as the fact that the sale of used rental equipment increased at nearly twice the rate of the sale of merchandise from 2011 to 2010. Based on your current disclosure, it is unclear what was driving the stronger demand for used rental equipment. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

URI has been advised by RSC as follows: RSC acknowledges the Staff’s comment. RSC confirms that, if it continues to make future filings, in addition to identifying the factor(s) leading to the fluctuation in line items, RSC will also analyze the reasons underlying the changes when the reasons are material and determinable.

In connection with the macroeconomic environment and the related economic uncertainty and capital constraints, RSC believes that there is a secular trend away from purchasing new equipment and either renting equipment or purchasing used equipment. In addition, merchandise sales and used rental equipment sales are not necessarily correlated, and therefore the rate of sales of used rental equipment may differ materially from the rate of sales of merchandise. RSC believes that the stronger demand for used rental equipment as compared to the demand for merchandise can be attributed to the foregoing factors.

February 23, 2012

Critical Accounting Policies and Estimates, page 49

Rental Equipment, page 49

92.	We have the following comments regarding your classification of your leases.

•

Please tell us whether your leases contain default covenants related to nonperformance. If so, please confirm all the conditions set forth in ASC 840-10-25-14 exist. Otherwise, confirm that you included the maximum amount that the lessee could be required to pay under the default covenant in your minimum lease payments for purposes of applying ASC 840-10-25-1(d).

Response:

URI has been advised by RSC as follows: RSC’s rental agreements contain nonperformance default provisions that are limited to non-payment. In the event of default, RSC’s remedies are limited to disabling and/or recovering the rented equipment. This covenant meets the four ASC 840-10-25-14 criteria, and, therefore, there is no impact to RSC’s determination of minimum lease payments under the ASC 840-10-25-1(d) criterion. Further, based on RSC’s remedies for a default, there would be no incremental amounts to be included in the minimum lease payments for purposes of applying ASC 840-10-25-1(d).

•	Please tell us whether your leases contain material adverse change clauses. If so, please tell us how this is determined and what potential remedies are available to you as the lessor.

Response:

URI has been advised by RSC as follows: RSC’s rental agreements contain material adverse change default provisions that are limited to a customer becoming insolvent, ceasing to do business or bankruptcy. In the event of default, RSC’s remedies are limited to disabling and/or recovering the rented equipment.

•	Please tell us if your leases contain cross-default provisions. If so, please tell us how you have considered the potential impact of these provisions on your lease classification.

Response:

URI has been advised by RSC as follows: RSC’s rental agreements contain cross default provisions that are related to a customer defaulting on any other open equipment rental agreements that a customer may have with RSC. In the event of

February 23, 2012

default, RSC’s remedies are limited to disabling and/or recovering the rented equipment. This covenant meets the four ASC 840-10-25-14 criteria, and, therefore, there is no impact to RSC’s determination of minimum lease payments under the ASC 840-10-25-1(d) criterion. Further, based on RSC’s remedies for a default, there would be no incremental amounts to be included in the minimum lease payments for purposes of applying ASC 840-10-25-1(d).

•	Please tell us if your leases include subjective default provisions. If so, please tell us if there is any cap on potential remedies that would impact your lease classification.

Refer to ASC 840-10-25-41 through 69.

Response:

URI has been advised by RSC as follows: RSC’s rental agreements contain subjective default provisions that are related to a customer operating the rented equipment in a safe manner and taking proper measures to safeguard the rented equipment during the term of the rental agreement. In the event of default, RSC’s remedies are limited to disabling and/or recovering the rented equipment.

Grants of Plan-Based Awards, page 80

93.	If RSC continues to make future filings, please include awards made under your Key Employee Short-Term Incentive Compensation Plan in the Grants of Plan-Based Awards Table under “Estimated Future Payouts Under Non-Equity Incentive Plan.” We note that you did not include awards made under this plan for 2011. Please provide us with draft disclosure showing how you will present this disclosure in future filings.

Response:

URI has been advised by RSC as follows: RSC acknowledges the Staff’s comment. If RSC continues to make future filings, it will include awards made under its Key Employee Short-Term Incentive Compensation Plan in the Grants of Plan-Based Awards Table under “Estimated Future Payouts Under Non-Equity Incentive Plan.” Such disclosure will follow RSC’s disclosure of such item as set forth in its prior annual proxy statements on Schedule 14A (see, e.g., RSC’s annual proxy statement on Schedule 14A, filed with the SEC on March 16, 2011).

Notes to the Consolidated Financial Statements

(5) Debt, page F-17

94.	With a view towards future disclosure, please clarify if your 2021 Notes are guaranteed by any subsidiaries and, if so, what consideration you have given to including financial statements in accordance with Article 3-10 of Regulation S-X.

February 23, 2012

Response:

URI has been advised by RSC as follows: As disclosed in RSC’s Annual Report on Form 10-K for the year ended December 31, 2011, the 2021 Notes referred to in the Staff’s comment are issued and guaranteed by RSC Holdings III, LLC (“RSC III”) and RSC Equipment Rental, Inc. (“RSC Equipment Rental”). RSC III and RSC Equipment Rental file a separate Annual Report on Form 10-K, Commission File No. 333-144625-01 and No 33-144625, respectively. The financial statements included in such reports meet the requirements of Article 3-10 of Regulation S-X. Therefore no guarantor financial statements are presented as part of RSC’s financial statements.

(14) Leases, page F-33

95.	We note that you lease rental equipment, real estate and certain office equipment under operating leases. Please tell us how you evaluated the requirements of ASC Topic 840-10-25-14. In this regard, please explain whether these leases contain nonperformance related default covenants, material adverse change clauses, cross-default provisions or subjective default provisions, and if so, how you evaluated such covenants and provisions.

Response:

URI has been advised by RSC as follows: RSC’s operating leases are primarily comprised of real estate leases. RSC reviews the equipment and real estate leases taking into consideration the four conditions of ASC 840-10-25-14. RSC’s leases contain default provisions that are limited to RSC’s non-payment and/or bankruptcy. These covenants meet the four ASC 840-10-25-14 criteria. Therefore, there is no impact to RSC’s determination of minimum lease payments under the ASC 840-10-25-1(d) criterion.

* * * *

We trust that this letter responds to the issues raised in your comment letter. If you have additional questions or require any additional information, please do not hesitate to contact me at (203) 618-7151 or jgottsegen@ur.com or Andrew Soussloff of Sullivan & Cromwell LLP at (212) 558-3681 or soussloffa@sullcrom.com.

Respectfully submitted,

UNITED RENTALS, INC.

/s/ Jonathan M. Gottsegen, Esq.

Jonathan M. Gottsegen, Esq.

Senior Vice President, General Counsel and Corporate Secretary

February 23, 2012

cc:	Andrew D. Soussloff

Frank J. Aquila

(Sullivan & Cromwell LLP)

Kevin J. Groman

(RSC Holdings Inc.)

Robert B. Schumer

Ariel J. Deckelbaum

(Paul, Weiss, Rifkind, Wharton & Garrison LLP)

Erin Jaskot

(SEC, Division of Corporation Finance)